

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 28, 2017

Via E-mail
Ms. Christine Marchand
Chief Financial Officer
Golden Grain Energy, LLC
1822 43rd Street SW
Mason City, Iowa 50401

    **RE: Golden Grain Energy, LLC
          Form 10-K for the Year Ended October 31, 2016
          Filed December 29, 2016
          File No. 0-51177**

Dear Ms. Marchand:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended October 31, 2016

Financial Statements

2. Summary of Significant Accounting Policies – Investments, page 35
9. Investments, page 41

1.   You disclosed that you have less than a 20% investment interest in five companies in related industries. You indicate that these investments are being accounted for by the equity method of accounting. Please provide the following:

- Given that you have less than a 20% investment interest in these companies, please tell us how you determined that you have the ability to exercise significant influence over the operating and financial policies of your investees. Please provide a comprehensive explanation that demonstrates your significant influence over your investees. Refer to ASC 323-10-15-6 through 15-8;

- With reference to your first sentence in Note 9 and Rule 4-08 of Regulation S-X, please address the appropriateness of providing "unaudited" financial information for your investments in Absolute Energy, Homeland Energy Solutions, Guardian Energy, Lawrenceville Tank and RPMG; and

- Please tell us what consideration you gave to whether separate financial statements of your 50% or less owned investees are required under Rule 3-09 of Regulation S-X. Please provide us with your significance calculations for each period presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction